07004022

SE([illegible] MISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65210

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thomas P. Lutz

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

625 Stanwix Street, Suite 1702
(No. and Street)

Pittsburgh (City) — Pennsylvania (State) — 15222 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Thomas P. Lutz — (412) 889-1789
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGill, Power, Bell & Associates, LLP
(Name – *if individual, state last, first, middle name*)

623 State Street (Address) — Meadville (City) — Pennsylvania (State) — 16335 (Zip Code)

PROCESSED

MAR 21 2007

THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING FEB 28 2007 WASH. D.C. 190 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Thomas P. Lutz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thomas P. Lutz, Investment Consultant (A Proprietorship), as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

Proprietor
Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Doreen DeLuca, Notary Public
City Of Pittsburgh, Allegheny County
My Commission Expires July 25, 2010
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

623 State Street
Meadville, Pa. 16335
814.724.5890
Fax: 814.337.0929

McGill, Power, Bell & Associates, LLP
Certified Public Accountants · Business & Financial Advisors

To the Proprietor of
Thomas P. Lutz Investment Consultant
(A Proprietorship)
Pittsburgh, Pennsylvania:

We have audited the financial statements of Thomas P. Lutz, Investment Consultant (A Proprietorship), (the "Proprietorship"), for the years ended December 31, 2006 and 2005, and have issued our report thereon dated February 21, 2007. As part of our audit, we made a study and evaluation of the Proprietorship's system of internal accounting control to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we made a study of the practices and procedures (including tests of compliance with such practices and procedures) for making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule l5c3-3. We did not review the practices and procedures followed by the Proprietorship in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Proprietorship does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Proprietorship is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Proprietorship has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations any internal accounting control system or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of the Thomas P. Lutz, Investment Consultant (A Proprietorship), taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness as of December 31, 2006 given the current nature of the Proprietorship's operations.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Proprietorship's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives. In addition, the Proprietorship was in compliance with the conditions of the exemptive provisions of Rule 15c3-3 at December 31, 2006, and, further, no facts came to our attention indicating that the Proprietorship was not in compliance with such conditions during the year ended December 31, 2006.

This report is intended for the information and use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and is not intended to be and should not be used by anyone other than these specified parties.

McGill, Power, Bell & Associates, LLP

McGill, Power, Bell & Associates, LLP

Meadville, Pennsylvania

February 21, 2007

623 State Street
Meadville, Pa. 16335
814.724.5890
Fax: 814.337.0929

McGill, Power, Bell & Associates, LLP
Certified Public Accountants · Business & Financial Advisors

To the Proprietor
Thomas P. Lutz, Investment Consultant
(A Proprietorship)
Pittsburgh, Pennsylvania

In planning and performing our audit of the financial statements of Thomas P. Lutz, Investment Consultant (A Proprietorship), for the year ended December 31, 2006, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control. Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Given the current nature of your operations, we noted no matters involving the internal control and its operation that we consider to be material weaknesses as defined above.

McGill, Power, Bell & Associates, LLP

McGill, Power, Bell & Associates, LLP

Meadville, Pennsylvania
February 21, 2007

THOMAS P. LUTZ, INVESTMENT CONSULTANT

(A PROPRIETORSHIP)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

McGill, Power, Bell & Associates, LLP
Certified Public Accountants · Business & Financial Advisors

TABLE OF CONTENTS

623 State Street
Meadville, Pa. 16335
814.724.5890
Fax: 814.337.0929

McGill, Power, Bell & Associates, LLP
Certified Public Accountants · Business & Financial Advisors

INDEPENDENT AUDITOR'S REPORT

To the Proprietor
Thomas P. Lutz, Investment Consultant
(A Proprietorship)
Pittsburgh, Pennsylvania

We have audited the accompanying statements of financial condition of Thomas P. Lutz, Investment Consultant (A Proprietorship), (the "Proprietorship"), as of December 31, 2006 and 2005 and the related statements of income, proprietor's capital and cash flows for the years then ended. These financial statements are the responsibility of the Proprietor. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thomas P. Lutz, Investment Consultant (A Proprietorship), as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

McGill, Power, Bell & Associates, LLP

McGill, Power, Bell & Associates, LLP

Meadville, Pennsylvania
February 21, 2007

ERIE · GROVE CITY · MEADVILLE

THOMAS P. LUTZ, INVESTMENT CONSULTANT
(A PROPRIETORSHIP)
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2006 AND 2005

ASSETS

	2006	2005
Cash	$ 13,542	$ 9,313
Accounts receivable	4,985	4,163
Interest receivable	6	2
Prepaid expenses	1,469	1,271
	$ 20,002	$ 14,749

LIABILITIES AND PROPRIETOR'S CAPITAL

	2006	2005
Accrued expenses	$ 3,674	$ 3,850
PROPRIETOR'S CAPITAL	16,328	10,899
	$ 20,002	$ 14,749

See notes to financial statements.

THOMAS P. LUTZ, INVESTMENT CONSULTANT

(A PROPRIETORSHIP)

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
REVENUES		
Investment advisory fees	$ 19,391	$ 18,331
Interest income	60	37
Miscellaneous income	332	-
	19,783	18,368
EXPENSES		
Professional services	12,123	9,193
Dues, fees and filing cost	1,866	1,775
Broker/Dealer expenses	365	-
	14,354	10,968
NET INCOME	$ 5,429	$ 7,400

See notes to financial statements.

THOMAS P. LUTZ, INVESTMENT CONSULTANT
(A PROPRIETORSHIP)
STATEMENTS OF PROPRIETOR'S CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Equity Contribution	Accumulated Equity (Deficit)	Total
BALANCE, DECEMBER 31, 2004	$ 12,905	$ 594	$ 13,499
2005 Activity:			
Equity contribution			-
Net income		7,400	7,400
Distributions to proprietor		(10,000)	(10,000)
BALANCE, DECEMBER 31, 2005	12,905	(2,006)	10,899
2006 Activity:			
Equity contribution			-
Net income		5,429	5,429
Distributions to proprietor		-	-
BALANCE, DECEMBER 31, 2006	$ 12,905	$ 3,423	$ 16,328

See notes to financial statements.

THOMAS P. LUTZ, INVESTMENT CONSULTANT
(A PROPRIETORSHIP)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 5,429	$ 7,400
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in accounts receivable	(822)	331
Increase in interest receivable	(4)	-
(Increase) decrease in prepaid expenses	(198)	147
Increase (decrease) in accrued expenses	(176)	832
NET CASH PROVIDED BY OPERATING ACTIVITIES	4,229	8,710
CASH FLOWS USED BY FINANCING ACTIVITIES:		
Distribution to proprietor	-	(10,000)
NET INCREASE (DECREASE) IN CASH	4,229	(1,290)
CASH, BEGINNING	9,313	10,603
CASH, ENDING	$ 13,542	$ 9,313

See notes to financial statements.

THOMAS P. LUTZ, INVESTMENT CONSULTANT
(A PROPRIETORSHIP)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Thomas P. Lutz, Investment Consultant (A Proprietorship), (the "Proprietorship"), was formed on August 7, 2002 with the capital contribution by Thomas P. Lutz, of $12,905 in cash. The Proprietorship is registered as a broker/dealer with the National Association of Securities Dealers, Inc. ("NASD") and in all states where applicable in order to provide investment advisory services. The services are rendered by the sole proprietor, who provides investment advisory primarily to individual clients.

The Proprietorship has no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer. Accordingly, the Proprietorship does not carry customers' accounts and does not hold securities in connection with such transactions. All financial transactions between Thomas P. Lutz and his customers are through one or more bank accounts with the designation "Special Account for the Exclusive Benefit of Customers of Thomas P. Lutz".

These financial statements have been prepared solely from the accounts of Thomas P. Lutz, Investment Consultant, and do not include Mr. Lutz's personal accounts or those of any other operations in which he is engaged.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. It is possible that actual results could differ from those estimates.

Cash

The proprietor periodically assesses the financial condition of the institutions where cash deposits are held and believes that any potential credit loss is minimal.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenues

Revenues are recognized quarterly for the investment advisory services performed for the customers of the Proprietorship. Revenues are billed in arrears.

Expenses

The Proprietorship recognizes the expenses directly related to the investment advisory services as received and also expenses directly related to its registration and operations as a broker/dealer. The Proprietorship has no employees. Accordingly, additional expenses are allocated and charged to the Proprietorship by the sole proprietor for management and operational services performed.

Income taxes

The Proprietorship does not file its own federal or state income tax returns. Its income and expenses are included in the personal income tax returns of the sole proprietor.

NOTE B - NET CAPITAL OR EQUITY REQUIREMENTS

The Proprietorship, as a registered broker/dealer, is subject to Rule 15c3-1 of the Securities Exchange Act of 1934 which requires that "aggregate indebtedness" of the Proprietorship, as defined, shall not exceed fifteen times "net capital" (or "net equity"), as defined. In addition, Rule 15c3-1 requires that "net capital" (or "net equity") of not less than $5,000 be maintained at all times by brokers who do not generally carry customers' accounts.

At December 31, 2006 and 2005, the Proprietorship's net capital (or net equity) ratio (aggregate indebtedness to net capital (or net equity)) was 37% and 40%, respectively, and its capital (or net equity) was $9,868 and $9,626, respectively, compared with the required net capital (or net equity) of $5,000.

NOTE C - SPECIAL ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS

The Proprietorship is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, therefore, among other things, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers," since it meets the requirements of Rule 15c3-3(k)(2)(i) which, among other things, states that the Proprietorship will not hold customer funds or safe keep customer securities.

SUPPLEMENTARY INFORMATION

623 State Street
Meadville, Pa. 16335
814.724.5890
Fax: 814.337.0929

McGill, Power, Bell & Associates, LLP
Certified Public Accountants · Business & Financial Advisors

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

To the Proprietor
Thomas P. Lutz, Investment Consultant
(A Proprietorship)
Pittsburgh, Pennsylvania

We have audited the accompanying statements of Thomas P. Lutz, Investment Consultant (A Proprietorship), as of and for the year ended December 31, 2006, and have issued our report thereon dated February 21, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGill, Power, Bell & Associates, LLP

McGill, Power, Bell & Associates, LLP

Meadville, Pennsylvania
February 21, 2007

www.mpbcpa.com

ERIE · GROVE CITY · MEADVILLE

THOMAS P. LUTZ, INVESTMENT CONSULTANT
(A PROPRIETORSHIP)
COMPUTATION OF NET CAPITAL/EQUITY UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

NET CAPITAL		
Total member's equity	$	16,328
Accounts receivable adjustment allowable for net capital/equity		-
TOTAL STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL		16,328
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable		4,985
Prepaid expenses		1,469
Interest receivable		6
		6,460
NET CAPITAL/EQUITY BEFORE HAIRCUTS ON SECURITIES' POSITIONS		9,868
Haircuts on securities positions		-
NET CAPITAL/EQUITY	$	9,868
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accounts payable	$	-
Accrued expenses		3,674
TOTAL AGGREGATE INDEBTEDNESS	$	3,674
COMPUTATION OF BASIC NET CAPITAL/EQUITY REQUIREMENT		
MINIMUM NET CAPITAL/EQUITY REQUIRED	$	5,000
EXCESS NET CAPITAL/EQUITY	$	4,868
Ratio: Aggregate indebtedness to net capital/equity		37%

THOMAS P. LUTZ, INVESTMENT CONSULTANT
(A PROPRIETORSHIP)
COMPUTATION OF NET CAPITAL/EQUITY UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2006

RECONCILIATION WITH PROPRIETORSHIP'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2006)

Net capital/equity, as reported in Proprietorship's Part II (unaudited) FOCUS report	$	9,868
NET CAPITAL/EQUITY PER AUDIT	$	9,868

Note: The Proprietorship is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule. There are no liabilities subordinated to the claims of creditors and no reserve requirements.

END